UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

(Full title of the Plan)

_________________________________________

CVS HEALTH CORPORATION

(Name of issuer of the securities held pursuant to the plan)

One CVS Drive

Woonsocket, RI 02895

(Address of principal executive offices of issuer)

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

YEARS ENDED DECEMBER 31, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

The Benefits Plans Committee

401(k) Plan and the Employee Stock Ownership

Plan of CVS Health Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016 and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies’ financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 27, 2017

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Cash	$952	$10,728
Mutual funds (Note 2 (b))	5,473,007,990	4,429,003,820
Common stock (Note 2 (b))	1,963,170,504	2,198,952,774
Common collective trust funds (Note 2 (b))	1,065,838,460	980,049,733
Total investments at fair value	8,502,017,906	7,608,017,055
Fully benefit-responsive investments at contract value:
Guaranteed investment contracts (Note 2 (b))	10,041,804	—
Synthetic guaranteed investment contracts (Note 2 (b))	327,623,711	202,635,898
Security-backed investment contracts (Note 2 (b))	383,746,214	406,726,623
Total fully benefit-responsive investments at contract value	721,411,729	609,362,521
Total investments	9,223,429,635	8,217,379,576

Receivables:
Interest and dividends (Note 2 (g))	2,316,132	2,374,848
Employer contributions (Note 1 (c))	10,572,288	9,774,533
Notes receivable from participants (Note 4)	206,594,433	188,325,019
Total receivables	219,482,853	200,474,400

Total assets	9,442,912,488	8,417,853,976

Liabilities:
Accrued expenses and other liabilities	(8,639,440)	(6,026,869)

Total liabilities	(8,639,440)	(6,026,869)

Net assets available for benefits	$9,434,273,048	$8,411,827,107

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Investment activity:
Interest and dividend income (Note 2 (g))	$167,420,878	$142,220,913
Realized and unrealized gains/(loss) (Notes 3 and 5)	142,830,007	(84,375,643)
Total investment activity	310,250,885	57,845,270

Participant loan interest (Note 4)	7,779,555	7,242,975

Contributions:
Employer contributions (Note 1 (c))	263,550,780	236,395,302
Employee contributions (Note 1 (c))	435,827,758	396,259,476
Rollovers	125,262,935	31,130,404
Total contributions	824,641,473	663,785,182

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	602,708,027	623,036,259
Administrative expenses (Note 1 (g))	21,328,332	17,398,445
Total deductions	624,036,359	640,434,704

Net increase in net assets for the year before transfers	518,635,554	88,438,723
Omnicare assets transferred in (Note 1 (a))	503,810,387	—
Net increase in net assets for the year	1,022,445,941	88,438,723

Net assets beginning of the year	8,411,827,107	8,323,388,384

Net assets end of the year	$9,434,273,048	$8,411,827,107

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Health Corporation (“CVS Health” or the “Company”) and Affiliated Companies (the “Plan” or “Future Fund”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                    Background

The Plan was established as of January 1, 1989. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an Administrative Subcommittee (the “Plan Administrator”) and an Investment Subcommittee and delegated certain fiduciary duties and responsibilities to each of the Subcommittees. The Benefit Plans Committee also appointed a  recordkeeper to assist with administering the Plan (the “Recordkeeper”) and a  trustee (the “Trustee”). The Recordkeeper maintains participant account records and works with the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Administrator.

As part of the purchase of Omnicare, Inc. on August 18, 2015, the Company assumed sponsorship of the Omnicare Employees’ Savings and Investment Plan (“S&I Plan”) and the NeighborCare, Inc. Union 401(k) Plan (“NeighborCare”). On December 31, 2016, the S&I Plan and NeighborCare were merged into the Plan. The S&I Plan was a defined contribution plan established in 1981 by Omnicare, Inc. covering all full-time employees of Omnicare, Inc. NeighborCare was a defined contribution plan established in 2003 by NeighborCare, Inc., a subsidiary of Omnicare, Inc.

Omnicare employees who were eligible to participate in the S&I Plan and NeighborCare on or before

December 1, 2016, became eligible to participate in the Plan effective January 1, 2017.  The mergers resulted in a total transfer of assets with a value of $503,810,387 into the Plan on December 31, 2016, which have been included in the Statement of Net Assets Available for Benefits as of December 31, 2016 and the Statement of Changes in Net Assets Available for Benefits for the year then ended.

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll of the month following 90 continuous days of service as a full-time employee;

•	The first payroll of the month following completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	The first payroll of the month following completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may direct the Company to contribute to their accounts from 1% to 85%, as a percentage or dollar amount, of the eligible compensation that would otherwise be due to them. Percentages can be elected in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum elective deferral allowed by the Code, whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $18,000 for 2016 and 2015.

Plan participants are eligible to receive Company matching contributions on the first payroll following the completion of one full year of service with the Company. The Plan provides an annual match of 100% up to 5% of an employee’s eligible compensation contributed to the Plan. The maximum annual match per employee was $13,250 for 2016 and 2015.

All employees that are age 50 or over, before December 31 of the calendar year and who contribute the maximum amount to the Plan (as dollar limit or percentage) are permitted to make additional catch-up contributions. Catch-up contributions may be made up to an additional $6,000 for 2016 and 2015.

(d)                    Participant’s Account

Each participant’s account is credited with an allocable share of the participant’s selected Plan investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)                    Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account that they had at the time of the transfer. Participants are always fully vested in and have a non-forfeitable right to (1) their accounts upon retirement, death or disability and (2) any elective deferrals described in Note 1(c) and any rollover amounts they make to the Plan.

(f)                        Payment of Benefits

Upon termination of service by a participant, the Recordkeeper works with the Trustee to pay to the participant his or her benefit under one or more options, such as a single lump sum (including a rollover) or in equal annual installments over a period not to exceed the participant’s expected lifetime.

(g)                     Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2016 and 2015.  Trustee’s fees were paid by the Plan for 2016 and 2015.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of the participant’s account is forfeited at the earlier of distribution or five years from the date of termination. Prior to January 1, 2006, the Plan contained vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant did not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to the extent allowed by law reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

There were cash forfeitures of $1,109 for 2016 and none for 2015. There were no cash forfeitures restored to participants upon resumption of employment in 2016 or 2015. The remainder of the forfeitures for each year were applied to the administrative expenses of the Plan.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by the Plan. Participants may modify investment elections daily thereafter, subject to certain restrictions. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health, and marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds (composed of marketable securities). The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

This fund may be appropriate for those who can keep their money invested for at least 10 years or who are willing to accept a higher level of risk. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Index, Morgan Stanley Capital International (“MSCI”) All Country World Index excluding the United States (“MSCI ACWI EX US”) Index, Barclays Global Aggregate, and the Russell 2000 Index.

Conservative Lifestyle Fund

This fund may be appropriate for investors who will need access to their money in less than five years or who want to minimize their investment risk. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund and Stable Value Fund. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund

The Vanguard Institutional 500 Index Fund seeks to replicate the total return of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

CVS Health Common Stock Fund

CVS Health Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Health common stock.

Diversified Bond Fund

The fund is co-managed by Loomis Sayles, Dodge & Cox, and Vanguard exclusively for Future Fund participants and seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

This fund is comprised of the American Funds New Perspective Fund and seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI All Country World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

The fund is co-managed by Columbia, Mellon Capital, and Barrow Hanley exclusively for Future Fund participants and seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies.

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund seeks to provide investors inflation protection and income, consistent with investments in inflation-indexed securities. This fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

International Equity Fund

The fund is co-managed by Templeton, American Funds, and Vanguard exclusively for Future Fund participants and invests mainly in the common stock of companies based in international, developed-market countries, but will also include investments in developing, emerging-market countries. It is benchmarked by the MSCI ACWI EX US Index.

International Equity Index Fund

This fund is comprised of the Vanguard Developed Markets Index Fund and seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe and the Pacific region. The fund employs a passive management investment approach designed to track the performance of the FTSE Developed Markets EX North America Index, a broadly diversified index of foreign, developed-market stocks.

Large Cap Growth Fund

The fund is co-managed by Columbus Circle, T. Rowe Price, and Mellon Capital exclusively for Future Fund participants and seeks long-term growth of capital through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs a passive management investment approach designed to track the performance of the CRSP Mid Cap Index, a broadly diversified index of the stocks of medium-size U.S. companies.

Moderate Lifestyle Fund

This fund may be appropriate for investors who can keep their money invested for at least five years. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, MSCI ACWI EX US Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

This fund is comprised of the Vanguard Explorer Fund Admiral Shares and seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. This fund employs a passive management investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of the stocks of smaller U.S. companies.

Small Cap Value Fund

The fund is co-managed by Dimensional Fund Advisors and Wells Fargo Pelican exclusively for Future Fund participants and seeks long-term growth by investing primarily in stocks of small- to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued.

Stable Value Fund

The fund is managed by Galliard Capital Management exclusively for Future Fund participants and seeks to preserve capital while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly rated insurance company contracts and bank investment contracts.

U.S. Bond Index Fund

The Vanguard Total Bond Market Fund seeks to generate returns that track the performance of the Barclays Capital Aggregate Bond Index and will maintain a dollar-weighted average maturity consistent with that of the index.

Socially Responsible Fund

The Neuberger Berman Socially Responsive Fund seeks long-term growth of capital by investing primarily in securities of companies that meet its value-oriented financial, environmental, social and governance criteria.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which include the application of accrual accounting.

(b)                      Investment Valuation

The value of the investments held at December 31, 2016 and 2015, are stated at fair value with the exception of the fully benefit-responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, the Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The Plan invests in fully benefit-responsive Guaranteed Investment Contracts (“GICs”) and synthetic GICs, and fully benefit-responsive security-backed investment contracts. Synthetic GICs are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. GICs and security-backed contracts are investment contracts issued by an insurance company backed by a portfolio underlying the contract that is maintained separately from the contract issuer’s general assets. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common Collective Trust (“CCT”) funds are valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)                      Benefits Paid

Distribution of benefits are recorded when paid.

(d)                        Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                      Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(g)                      Investment Income

Dividend and interest income is recorded when earned. Net appreciation and depreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

(h)      Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are collateralized by the participant’s account balance and bear interest at a market rate (Prime + 1%). If a participant ceases to make loan repayments, the outstanding loan balance will be deemed defaulted and result in a taxable event to the participant.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•

Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

CCT funds: Valued at the NAV as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: These contracts meet the fully benefit-responsive investment contract criteria and are reported at contract value.

Security-backed investment contracts and synthetic GICs: These contracts meet the fully benefit-responsive investment contract criteria, and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The market value of CVS Health Common Stock was $78.91 and $97.77 per share at December 31, 2016 and 2015, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Investments at December 31, 2016
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$952	$—	$—	$952
Mutual funds	5,473,007,990	—	—	5,473,007,990
Common stock	1,963,170,504	—	—	1,963,170,504

Total investments at fair value	$7,436,179,446	$—	$—	7,436,179,446

Cash equivalents (1)				235,844,273
Stable value funds (2)				320,982,209
Large cap funds (3)				416,709,536
Target retirement funds (4)				92,302,442
Total common collective trust funds at NAV				1,065,838,460

GICs				10,041,804
Synthetic GICs				327,623,711
Security-backed contracts				383,746,214
Total investments at contract value				721,411,729

Total investments				$9,223,429,635

	Investments at December 31, 2015
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$10,728	$—	$—	$10,728
Mutual funds	4,429,003,820	—	—	4,429,003,820
Common stock	2,198,952,774	—	—	2,198,952,774
Total investments at fair value	$6,627,967,322	$—	$—	6,627,967,322

Cash equivalents (1)				255,448,279
Stable value funds (2)				335,255,436
Large cap funds (3)				389,346,018
Total common collective trust funds at NAV				980,049,733

GICs				—
Synthetic GICs				202,635,898
Security-backed contracts				406,726,623
Total investments at contract value				609,362,521

Total investments				$8,217,379,576

(1)  This category includes common collective trust funds that are designed to seek as high of a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Participant-directed redemptions and the Plan have no restrictions across the funds.

(2)   This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a one-year redemption notice for the Galliard Managed Income Fund and the Putnam Stable Value Fund to liquidate its entire share.

(3)  This category includes common collective trust funds that are designed to track the performance of various indexes. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a 60-day redemption notice for the BlackRock Global Allocation Collective Fund to liquidate its entire share.

(4)    This category includes common collective trust funds that are age-based and allocate investments based on target retirement date. There are no redemption restrictions on these funds

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount that may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan, except that primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years only. Participants may have two loans outstanding at any time, but no more than one primary residence loan. Interest on loans is equal to the Prime Rate as of the prior month-end plus 1%.

Note 5 - Investment Policy

At December 31, 2016 and 2015, most of the Plan’s 401(k)-related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a CCT fund. This CCT fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan was amended and restated as of January 1, 2016. The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 16, 2017, stating that the Plan as amended and restated as of January 1, 2016, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Prior to the

February 16, 2017 determination letter, the Plan had received a favorable determination letter from the IRS dated December 17, 2013, which covered the qualification of the Plan, as previously amended and restated as of January 1, 2010, including all amendments through January 1, 2011. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s operation has been in compliance with the Code. During 2016 and 2017, the Plan has been further amended.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2016 and 2015, certain Plan investments are investment funds managed by the Plan’s Trustee, The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as of December 31, 2016 and 2015, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$9,434,273,048	$8,411,827,107
Adjustment from contract value to fair value for certain fully benefit-responsive
investment contracts	(1,430,498)	229,987
Net assets available for benefits per the Form 5500	$9,432,842,550	$8,412,057,094

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2016:

Total additions per the financial statements	$1,142,671,913
Add: Adjustment from contract value to fair value for certain fully benefit-responsive investment
contracts as of December 31, 2016	(1,430,498)
Less: Adjustment from contract value to fair value for certain fully benefit-responsive investment
contracts as of December 31, 2015	(229,987)
Total income per the Form 5500	$1,141,011,428

Note 10 - Investment Contracts with Insurance Companies

The Plan invests in fully benefit-responsive GICs and security-backed investment contracts. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The synthetic guaranteed investment contracts held by the Plan include a wrapper contract that provides a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset under performance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan also invests in fully benefit-responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than 0%. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

The traditional investment contracts held by the Plan are GICs. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity dates.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include

(i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For

GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposits or redeem investments in security-backed investment contracts, with the issuer’s consent, for portfolio reallocation as part of the ongoing management of the Plan’s assets. No deposits may be made to a GIC. Except for benefit-responsive participant withdrawals, no redemptions may be made to a GIC other than any payments scheduled in the contract before the maturity date.

Note 11 - Delinquent Participant Contributions

During 2015, the Company failed to transmit certain participant contributions to the Plan in the amount of $2,129,703 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. Consistent with the correction programs available under the regulations, the Company transmitted the delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $79,551,  in March 2015. Related excise taxes were paid by the Company.

SUPPLEMENTAL SCHEDULES

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions

December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here If Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,129,703	$-	$2,129,703	(1)	$-	$-

(1) Represents delinquent participant contributions and loan repayments from various 2015 pay periods. The Company transmitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2015.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

International Equity Fund	47,923,800	International Equity Fund	Mutual Fund	$486,148,324

Core Equity Fund	6,444,490	Vanguard Institutional Index Fund	Mutual Fund	1,313,644,804

Small Cap Growth Fund	2,709,234	Vanguard Explorer Fund	Mutual Fund	217,822,428

Small Cap Index Fund	1,081,541	Vanguard Small Cap Index Fund	Mutual Fund	192,817,057

Mid Cap Index Fund	3,155,510	Vanguard Mid Cap Index Fund	Mutual Fund	560,134,516

International Equity Index Fund	41,233,490	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	757,459,209

U.S. Bond Index Fund	57,004,925	Vanguard Total Bond Market Index Fund	Mutual Fund	607,102,454

Inflation-Protected Bond Fund	15,920,467	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	165,254,444

Socially Responsible Fund	124,528	Large Cap Equity Neuberger Berman	Mutual Fund	4,247,644

Global Equity Fund	7,302,263	American Funds-New Perspective Fund	Mutual Fund	257,988,969

Diversified Bond Fund	37,261,457	Diversified Bond Fund	Mutual Fund	380,856,316

Alternative Strategy Fund	4,711,056	Blackrock Global Allocation Collective Fund	Common Collective Trust Fund	50,103,494

CVS Health Common Stock Fund	11,836,093	*CVS Health Common Stock	CVS Health Corporation Common Stock	933,986,099
	9,739,147	*EB Temporary Investment Fund II	Common Collective Trust Fund	9,739,147
		CVS Health Common Stock Fund Subtotal		943,725,246

	55,702,240	*EB Temporary Investment Fund II	Common Collective Trust Fund	55,602,412

Stable Value Fund			Separately Managed Fund
	9,726,078	Wells Fargo Fixed Income Fund F	Security-backed Contract	134,997,958

	7,397,606	Wells Fargo Fixed Income Fund L	Security-backed Contract	91,591,245

	8,466,705	Wells Fargo Fixed Income Fund N	Security-backed Contract	99,604,010

	10,041,804	Metropolitan Life Ins Co. - GICS	GIC	10,041,804

	962,288	Metropolitan Life Ins Co. - Short	Security-backed Contract	102,056,296

	981,600	Metropolitan Life Ins Co. - Intermediate	Security-backed Contract	108,008,508

	56,339	Massachusetts Mutual Life Ins., - Short	Security-backed Contract	58,023,317

	107,233	Massachusetts Mutual Life Ins.	Security-backed Contract	115,658,093

	101,954,856	*EB Temporary Investment Fund II	Common Collective Trust Fund	102,019,720

	169,781,706	Putnam Stable Value Fund	Common Collective Trust Fund	170,078,138

	6,797,203	Stable Value Fund D	Common Collective Trust Fund	150,904,071

		Stable Value Fund Subtotal		$1,142,983,160

Small Cap Value Fund		Wells Capital and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund
	48,300	ACTUANT CORP	Common Stock	$1,253,385
	67,050	AIR LEASE CORP	Common Stock	2,306,855
	27,500	AMN HEALTHCARE SERVICES INC	Common Stock	1,057,375
	53,650	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	1,596,088
	408,620	ASCENA RETAIL GROUP INC	Common Stock	2,529,358
	9,800	BIO-RAD LABORATORIES INC	Common Stock	1,786,344
	61,740	CATHAY GENERAL BANCORP	Common Stock	2,347,972
	96,567	CNO FINANCIAL GROUP INC	Common Stock	1,849,258
	46,017	CONTINENTAL BUILDING PRODUCTS	Common Stock	1,062,993
	42,200	CORELOGIC INC/UNITED STATES	Common Stock	1,554,226
	222,984	COUSINS PROPERTIES INC	Common Stock	1,897,594
	12,208	DIAMONDBACK ENERGY INC	Common Stock	1,233,740
	55,714	DIEBOLD NIXDORF INC	Common Stock	1,401,207
	124,670	ENCANA CORP	Common Stock	1,463,906
	54,300	ENCORE CAPITAL GROUP INC	Common Stock	1,555,695
	35,210	ENDURANCE SPECIALTY HOLDINGS L	Common Stock	3,253,404
	36,220	ENVISION HEALTHCARE CORP	Common Stock	2,292,364

47,988	ESSENT GROUP LTD	Common Stock	1,553,372
71,420	FORUM ENERGY TECHNOLOGIES INC	Common Stock	1,571,240
43,500	GLACIER BANCORP INC	Common Stock	1,576,005
35,650	HAEMONETICS CORP	Common Stock	1,433,130
75,700	HANCOCK HOLDING CO	Common Stock	3,262,670
45,500	HEALTHSOUTH CORP	Common Stock	1,887,340
58,000	HUDSON PACIFIC PROPERTIES INC	Common Stock	2,017,240
19,000	IDEX CORP	Common Stock	1,711,140
53,270	INTEGER HOLDINGS CORP	Common Stock	1,568,802
19,500	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	1,672,905
10,825	J&J SNACK FOODS CORP	Common Stock	1,448,926
91,500	JABIL CIRCUIT INC	Common Stock	2,165,805
73,000	KAR AUCTION SERVICES INC	Common Stock	3,134,620
93,751	KATE SPADE & CO	Common Stock	1,750,331
45,180	KIRBY CORP	Common Stock	3,004,470
58,500	KNIGHT TRANSPORTATION INC	Common Stock	1,933,425
92,650	KORN/FERRY INTERNATIONAL	Common Stock	2,735,955
74,023	LADDER CAPITAL CORP	Common Stock	1,049,646
26,300	LANDSTAR SYSTEM INC	Common Stock	2,243,390
52,493	MATADOR RESOURCES CO	Common Stock	1,352,220
34,001	ON ASSIGNMENT INC	Common Stock	1,501,484
110,820	OUTFRONT MEDIA INC	Common Stock	2,756,093
27,873	PARKWAY INC	Common Stock	620,174
64,150	PARTY CITY HOLDCO INC	Common Stock	910,930
122,300	PENNYMAC MORTGAGE INVESTMENT T	Common Stock	2,059,532
331,500	PIER 1 IMPORTS INC	Common Stock	2,831,010
37,715	POLYONE CORP	Common Stock	1,213,480
18,750	POST HOLDINGS INC	Common Stock	1,507,313
46,863	RSP PERMIAN INC	Common Stock	2,091,027
128,964	SEAWORLD ENTERTAINMENT INC	Common Stock	2,441,289
46,500	SELECTIVE INSURANCE GROUP INC	Common Stock	2,001,825
38,720	SILGAN HOLDINGS INC	Common Stock	1,981,690
69,295	SNYDER'S-LANCE INC	Common Stock	2,656,770
106,200	STEELCASE INC	Common Stock	1,913,724
39,420	STERIS PLC	Common Stock	2,656,514
112,800	STERLING BANCORP/DE	Common Stock	2,639,520
39,442	STIFEL FINANCIAL CORP	Common Stock	1,970,128
59,776	TEAM HEALTH HOLDINGS INC	Common Stock	2,597,267
38,695	TETRA TECH INC	Common Stock	1,669,689
24,800	TREEHOUSE FOODS INC	Common Stock	1,790,312
22,780	US SILICA HOLDINGS INC	Common Stock	1,292,594
64,300	VERIFONE SYSTEMS INC	Common Stock	1,140,039
61,950	WEBSTER FINANCIAL CORP	Common Stock	3,362,646
11,720	WEX INC	Common Stock	1,307,952
181,622	WPX ENERGY INC	Common Stock	2,646,233
36,250	ZEBRA TECHNOLOGIES CORP	Common Stock	3,108,800
75,774	ZIONS BANCORPORATION	Common Stock	3,261,313
	Cash	Cash	1,590
15,204,941	*EB Temporary Investment Fund II	Common Collective Trust Fund	15,214,035

		DFA US Targeted Value Portfolio	Mutual Fund	140,114,189

		Small Cap Value Fund Subtotal		$280,773,558

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund
	17,200	AIR PRODUCTS & CHEMICALS INC	Common Stock	$2,488,496
	41,600	ALTRIA GROUP INC	Common Stock	2,838,368
	37,600	AMERICAN EXPRESS CO	Common Stock	2,785,408
	40,700	AMERICAN INTERNATIONAL GROUP I	Common Stock	2,658,117
	15,900	AMERIPRISE FINANCIAL INC	Common Stock	1,763,946
	15,200	ANTHEM INC	Common Stock	2,185,304
	20,700	APPLE INC	Common Stock	2,397,474
	169,300	BANK OF AMERICA CORP	Common Stock	3,741,530
	15,300	BAYER AG	Common Stock	1,595,484
	15,600	BERKSHIRE HATHAWAY INC	Common Stock	2,542,488
	72,800	BP PLC	Common Stock	2,721,264
	35,800	CAPITAL ONE FINANCIAL CORP	Common Stock	3,123,192
	35,300	CARDINAL HEALTH INC	Common Stock	2,556,387
	51,700	CARNIVAL CORP	Common Stock	2,691,502
	24,000	CELANESE CORP	Common Stock	1,889,760
	24,800	CHEVRON CORP	Common Stock	2,918,960
	15,200	CIGNA CORP	Common Stock	2,027,528
	72,050	CITIGROUP INC	Common Stock	4,281,932
	69,900	COCA-COLA EUROPEAN PARTNERS PL	Common Stock	2,207,246
	57,800	CONOCOPHILLIPS	Common Stock	2,898,092
	51,300	CRH PLC	Common Stock	1,763,694
	33,800	*CVS HEALTH CORP	Common Stock	2,667,158
	16,900	DEERE & CO	Common Stock	1,751,516
	35,200	DISCOVER FINANCIAL SERVICES	Common Stock	2,537,568
	61,300	E*TRADE FINANCIAL CORP	Common Stock	2,124,045
	23,900	EI DU PONT DE NEMOURS & CO	Common Stock	1,754,260
	32,600	EXPRESS SCRIPTS HOLDING CO	Common Stock	2,242,554
	150,900	FAIRMOUNT SANTROL HOLDINGS INC	Common Stock	1,779,111
	38,500	FIFTH THIRD BANCORP	Common Stock	1,043,735
	30,600	FMC CORP	Common Stock	1,735,785
	49,300	FNF GROUP	Common Stock	1,674,228
	9,200	GENERAL DYNAMICS CORP	Common Stock	1,588,472
	84,100	HANESBRANDS INC	Common Stock	1,814,037
	47,300	HESS CORP	Common Stock	2,946,317
	13,400	HONEYWELL INTERNATIONAL INC	Common Stock	1,552,390
	17,000	JOHNSON & JOHNSON	Common Stock	1,958,570
	65,493	JOHNSON CONTROLS INTERNATIONAL	Common Stock	2,714,030
	48,300	JPMORGAN CHASE & CO	Common Stock	4,167,807
	156,200	KEYCORP	Common Stock	2,853,774
	19,900	LYONDELLBASELL INDUSTRIES NV	Common Stock	1,707,022
	29,700	MEDTRONIC PLC	Common Stock	2,128,302
	28,200	MERCK & CO INC	Common Stock	1,673,388

38,300	MICROCHIP TECHNOLOGY INC	Common Stock	2,456,945
37,000	MICROSOFT CORP	Common Stock	2,299,180
129,400	NAVIENT CORP	Common Stock	2,126,042
154,300	NEW YORK COMMUNITY BANCORP INC	Common Stock	2,454,913
43,800	NIELSEN HOLDINGS PLC	Common Stock	1,837,410
62,000	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	2,636,860
1,102	NVR INC	Common Stock	1,839,238
37,100	OCCIDENTAL PETROLEUM CORP	Common Stock	2,670,829
52,500	ORACLE CORP	Common Stock	2,018,625
45,500	OWENS CORNING	Common Stock	2,355,080
59,522	PFIZER INC	Common Stock	1,933,275
21,400	PHILIP MORRIS INTERNATIONAL IN	Common Stock	1,980,142
28,800	PHILLIPS 66	Common Stock	2,488,608
24,400	PNC FINANCIAL SERVICES GROUP I	Common Stock	2,853,824
32,600	QUALCOMM INC	Common Stock	2,125,520
11,300	RAYTHEON CO	Common Stock	1,612,877
41,662	REYNOLDS AMERICAN INC	Common Stock	2,353,903
31,300	ROYAL CARIBBEAN CRUISES LTD	Common Stock	2,582,876
45,700	SANOFI	Common Stock	1,848,108
43,300	SEAWORLD ENTERTAINMENT INC	Common Stock	819,669
191,000	SLM CORP	Common Stock	2,104,820
42,800	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	2,501,660
20,000	STANLEY BLACK & DECKER INC	Common Stock	2,293,800
32,000	STATE STREET CORP	Common Stock	2,499,200
59,800	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	2,167,750
31,900	TEXAS INSTRUMENTS INC	Common Stock	2,327,743
83,800	TWENTY-FIRST CENTURY FOX INC	Common Stock	2,349,752
24,125	UNITED TECHNOLOGIES CORP	Common Stock	2,644,583
17,400	UNITEDHEALTH GROUP INC	Common Stock	2,784,696
35,410	VERIZON COMMUNICATIONS INC	Common Stock	1,890,186
34,100	VERSUM MATERIALS INC	Common Stock	957,187
56,800	WELLS FARGO & CO	Common Stock	3,130,248
12,000	WILLIS TOWERS WATSON PLC	Common Stock	1,473,120
43,900	XL GROUP LTD	Common Stock	1,644,494
			$172,553,404

700,000	AES CORP/VA	Common Stock	8,134,000
174,000	ALTRIA GROUP INC	Common Stock	11,872,020
103,942	ANADARKO PETROLEUM CORP	Common Stock	7,247,876
322,000	APPLIED MATERIALS INC	Common Stock	10,390,940
665,000	BANK OF AMERICA CORP	Common Stock	14,696,500
140,000	BAXTER INTERNATIONAL INC	Common Stock	6,225,800
152,000	BRISTOL-MYERS SQUIBB CO	Common Stock	8,882,880
70,441	CHEVRON CORP	Common Stock	8,290,906
180,000	CITIGROUP INC	Common Stock	10,697,400
489,000	CORNING INC	Common Stock	11,868,030

	57,500	COSTCO WHOLESALE CORP	Common Stock	9,206,325
	250,000	CSX CORP	Common Stock	8,982,500
	65,000	EXPRESS SCRIPTS HOLDING CO	Common Stock	4,471,350
	177,000	FMC CORP	Common Stock	10,040,325
	177,000	HALLIBURTON CO	Common Stock	9,573,930
	85,000	HONEYWELL INTERNATIONAL INC	Common Stock	9,847,250
	51,900	HUMANA INC	Common Stock	10,589,157
	125,000	JPMORGAN CHASE & CO	Common Stock	10,786,250
	168,000	JUNIPER NETWORKS INC	Common Stock	4,747,680
	135,000	LOWE'S COS INC	Common Stock	9,601,200
	180,000	MARATHON OIL CORP	Common Stock	3,115,800
	130,500	MARATHON PETROLEUM CORP	Common Stock	6,570,675
	200,000	METLIFE INC	Common Stock	10,778,000
	225,000	MORGAN STANLEY	Common Stock	9,506,250
	118,000	NEXTERA ENERGY INC	Common Stock	14,096,280
	80,000	PHILIP MORRIS INTERNATIONAL IN	Common Stock	7,402,400
	157,695	QUALCOMM INC	Common Stock	10,281,714
	362,000	TERADATA CORP	Common Stock	9,835,540
	160,673	TYSON FOODS INC	Common Stock	9,910,311
	80,000	UNION PACIFIC CORP	Common Stock	8,294,400
	77,000	UNITED TECHNOLOGIES CORP	Common Stock	8,440,740
	280,000	UNUM GROUP	Common Stock	12,300,400
	124,000	VALERO ENERGY CORP	Common Stock	8,471,680
	240,000	VERIZON COMMUNICATIONS INC	Common Stock	12,811,200
	225,000	WELLS FARGO & CO	Common Stock	12,399,750
	150,000	WILLIAMS COS INC/THE	Common Stock	4,671,000
				$335,038,459
		Cash	Cash	364
	720,047	CVS Mellon Capital Management Fund	Common Collective Trust Fund	168,620,584

	923,522	*EB Temporary Investment Fund II	Common Collective Trust Fund	924,292

	24,477,623	*EB Temporary Investment Fund II	Common Collective Trust Fund	24,490,685

		Growth & Income Fund Subtotal		$701,627,788

Large Cap Growth Fund		TRowe Price and Columbus Circle Core Equity Fund	Separately Managed Fund
	27,463	ALBEMARLE CORP	Common Stock	$2,372,391
	12,263	ALPHABET INC-CL A	Common Stock	9,717,814
	8,593	AMAZON.COM INC	Common Stock	6,443,633
	36,300	ANALOG DEVICES INC	Common Stock	2,636,106
	74,775	APPLE INC	Common Stock	8,660,441
	92,200	APPLIED MATERIALS INC	Common Stock	2,975,294
	4,400	BIOGEN INC	Common Stock	1,247,752
	18,526	BROADCOM LTD	Common Stock	3,274,841
	48,300	CATERPILLAR INC	Common Stock	4,479,342

15,900	CBS CORP	Common Stock	1,011,558
37,754	CELGENE CORP	Common Stock	4,370,026
52,000	CHARLES SCHWAB CORP/THE	Common Stock	2,052,440
75,700	CITIZENS FINANCIAL GROUP INC	Common Stock	2,697,191
23,542	CME GROUP INC	Common Stock	2,792,081
75,600	CSX CORP	Common Stock	2,716,308
20,100	DEERE & CO	Common Stock	2,083,164
84,778	DELTA AIR LINES INC	Common Stock	4,170,230
37,639	DEXCOM INC	Common Stock	2,247,048
36,663	DIAMONDBACK ENERGY INC	Common Stock	3,705,163
32,213	DOLLAR TREE INC	Common Stock	2,486,199
69,000	EBAY INC	Common Stock	2,048,610
48,373	EDWARDS LIFESCIENCES CORP	Common Stock	4,532,550
49,980	FACEBOOK INC	Common Stock	5,750,199
24,986	FEDEX CORP	Common Stock	4,662,388
39,473	FIDELITY NATIONAL INFORMATION	Common Stock	2,985,738
28,561	FLEETCOR TECHNOLOGIES INC	Common Stock	4,041,953
28,000	HALLIBURTON CO	Common Stock	1,514,520
6,319	INTUITIVE SURGICAL INC	Common Stock	4,007,320
29,684	KELLOGG CO	Common Stock	2,188,008
41,500	KRAFT HEINZ CO/THE	Common Stock	3,623,780
10,600	L-3 COMMUNICATIONS HOLDINGS IN	Common Stock	1,612,366
43,521	LAM RESEARCH CORP	Common Stock	4,621,060
116,100	MASCO CORP	Common Stock	3,671,082
54,731	MASTERCARD INC	Common Stock	5,650,976
139,800	MICRON TECHNOLOGY INC	Common Stock	3,064,416
139,100	MICROSOFT CORP	Common Stock	8,643,674
24,938	NETFLIX INC	Common Stock	3,087,324
64,300	NEWELL BRANDS INC	Common Stock	2,870,995
36,800	NORDSTROM INC	Common Stock	1,763,824
33,426	NXP SEMICONDUCTORS NV	Common Stock	3,276,082
13,132	PANERA BREAD CO	Common Stock	2,693,242
20,800	PINNACLE FOODS INC	Common Stock	1,117,688
21,561	PIONEER NATURAL RESOURCES CO	Common Stock	3,882,489
1,990	PRICELINE GROUP INC/THE	Common Stock	2,917,459
61,055	PROCTER & GAMBLE CO/THE	Common Stock	5,133,504
46,271	ROYAL CARIBBEAN CRUISES LTD	Common Stock	3,818,283
24,268	S&P GLOBAL INC	Common Stock	2,609,781
29,416	THERMO FISHER SCIENTIFIC INC	Common Stock	4,155,010
65,885	TJX COS INC/THE	Common Stock	4,949,940
22,979	ULTA BEAUTY INC	Common Stock	5,858,266
35,200	VANTIV INC	Common Stock	2,098,624
72,496	VISA INC	Common Stock	5,656,138
31,057	WYNN RESORTS LTD	Common Stock	2,686,741
			$193,333,052

1,800	ACTIVISION BLIZZARD INC	Common Stock	64,998
19,083	AETNA INC	Common Stock	2,366,483
700	AGILENT TECHNOLOGIES INC	Common Stock	31,984

20,000	ALASKA AIR GROUP INC	Common Stock	1,774,600
17,881	ALEXION PHARMACEUTICALS INC	Common Stock	2,187,740
43,978	ALIBABA GROUP HOLDING LTD	Common Stock	3,861,708
12,000	ALLERGAN PLC	Common Stock	2,520,120
6,500	ALPHABET INC-CL A	Common Stock	5,150,925
11,536	ALPHABET INC-CL C	Common Stock	8,903,716
22,600	AMAZON.COM INC	Common Stock	16,947,062
78,200	AMERICAN AIRLINES GROUP INC	Common Stock	3,651,158
34,100	AMERICAN TOWER CORP	Common Stock	3,623,466
900	AMERIPRISE FINANCIAL INC	Common Stock	99,846
200	ANTHEM INC	Common Stock	28,754
700	AON PLC	Common Stock	78,071
14,100	APPLE INC	Common Stock	1,633,062
1,200	AUTOZONE INC	Common Stock	947,748
3,300	BAIDU INC	Common Stock	542,553
7,100	BALL CORP	Common Stock	532,997
25,800	BANK OF NEW YORK MELLON CORP/T	Common Stock	1,222,404
9,200	BECTON DICKINSON AND CO	Common Stock	1,523,060
7,300	BIOGEN INC	Common Stock	2,070,134
900	BLACKROCK INC	Common Stock	342,486
17,000	BOEING CO/THE	Common Stock	2,646,560
14,100	BRISTOL-MYERS SQUIBB CO	Common Stock	824,004
7,700	BROADCOM LTD	Common Stock	1,361,129
5,400	CANADIAN PACIFIC RAILWAY LTD	Common Stock	773,128
200	CARDINAL HEALTH INC	Common Stock	14,484
25,400	CELGENE CORP	Common Stock	2,940,050
3,701	CENTENE CORP	Common Stock	209,144
24,700	CHARLES SCHWAB CORP/THE	Common Stock	974,909
3,861	CHARTER COMMUNICATIONS INC	Common Stock	1,111,659
1,100	CHUBB LTD	Common Stock	146,091
5,300	CIGNA CORP	Common Stock	706,967
10,200	CITIGROUP INC	Common Stock	606,186
5,200	CITIZENS FINANCIAL GROUP INC	Common Stock	185,276
3,500	CME GROUP INC	Common Stock	415,100
6,400	COACH INC	Common Stock	226,288
8,200	COMCAST CORP	Common Stock	568,465
4,200	CONSTELLATION BRANDS INC	Common Stock	643,902
2,700	COSTCO WHOLESALE CORP	Common Stock	432,297
600	CR BARD INC	Common Stock	134,796
21,680	CTRIP.COM INTERNATIONAL LTD	Common Stock	867,200
63,700	DANAHER CORP	Common Stock	4,966,371
10,100	DELPHI AUTOMOTIVE PLC	Common Stock	680,235
8,400	DELTA AIR LINES INC	Common Stock	413,196
1,600	DENTSPLY SIRONA INC	Common Stock	92,492
5,700	DOLLAR GENERAL CORP	Common Stock	423,624
800	DOMINO'S PIZZA INC	Common Stock	127,392
500	DR PEPPER SNAPPLE GROUP INC	Common Stock	45,335
1,400	ECOLAB INC	Common Stock	164,626
300	EI DU PONT DE NEMOURS & CO	Common Stock	22,020

12,800	ELECTRONIC ARTS INC	Common Stock	1,008,128
5,100	ELI LILLY & CO	Common Stock	375,105
504	EQUIFAX INC	Common Stock	59,588
1,100	EQUINIX INC	Common Stock	393,151
81,500	FACEBOOK INC	Common Stock	9,376,575
7,400	FEDEX CORP	Common Stock	1,381,120
7,300	FERRARI NV	Common Stock	424,422
9,200	FIDELITY NATIONAL INFORMATION	Common Stock	695,888
1,247	FIRST REPUBLIC BANK/CA	Common Stock	114,899
20,700	FISERV INC	Common Stock	2,199,996
2,000	FLEETCOR TECHNOLOGIES INC	Common Stock	283,040
32,900	FORTIVE CORP	Common Stock	1,764,469
200	GENERAL DYNAMICS CORP	Common Stock	34,532
1,100	GLOBAL PAYMENTS INC	Common Stock	76,351
700	GOLDMAN SACHS GROUP INC/THE	Common Stock	167,615
13,700	HANESBRANDS INC	Common Stock	295,509
600	HENRY SCHEIN INC	Common Stock	91,026
52,850	HILTON WORLDWIDE HOLDINGS INC	Common Stock	1,437,520
16,900	HOME DEPOT INC/THE	Common Stock	2,265,952
6,400	HUMANA INC	Common Stock	1,305,792
8,801	IHS MARKIT LTD	Common Stock	311,643
88	ILLUMINA INC	Common Stock	11,268
49,300	INTERCONTINENTAL EXCHANGE INC	Common Stock	2,781,506
4,300	INTUIT INC	Common Stock	492,823
3,050	INTUITIVE SURGICAL INC	Common Stock	1,934,219
4,000	JB HUNT TRANSPORT SERVICES INC	Common Stock	388,280
9,576	JOHNSON CONTROLS INTERNATIONAL	Common Stock	397,554
15,500	JPMORGAN CHASE & CO	Common Stock	1,337,495
200	KANSAS CITY SOUTHERN	Common Stock	17,036
600	KRAFT HEINZ CO/THE	Common Stock	52,392
1,400	L BRANDS INC	Common Stock	92,176
14,500	LAS VEGAS SANDS CORP	Common Stock	774,445
27,400	LOWE'S COS INC	Common Stock	1,948,688
14,300	MARRIOTT INTERNATIONAL INC/MD	Common Stock	1,182,324
13,200	MARSH & MCLENNAN COS INC	Common Stock	892,188
53,700	MASTERCARD INC	Common Stock	5,544,525
200	MCKESSON CORP	Common Stock	28,146
7,800	MERCK & CO INC	Common Stock	462,852
42,400	MGM RESORTS INTERNATIONAL	Common Stock	1,222,392
1,200	MICROCHIP TECHNOLOGY INC	Common Stock	76,980
115,900	MICROSOFT CORP	Common Stock	7,202,026
4,900	MOLSON COORS BREWING CO	Common Stock	476,819
20,200	MONDELEZ INTERNATIONAL INC	Common Stock	899,304
4,500	MONSTER BEVERAGE CORP	Common Stock	199,530
105,100	MORGAN STANLEY	Common Stock	4,440,475
19,700	NETFLIX INC	Common Stock	2,438,860
4,800	NEXTERA ENERGY INC	Common Stock	573,408
900	NORFOLK SOUTHERN CORP	Common Stock	97,263

2,300	NORTHERN TRUST CORP	Common Stock	205,689
2,500	NORTHROP GRUMMAN CORP	Common Stock	581,450
1,700	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	72,301
24,430	NXP SEMICONDUCTORS NV	Common Stock	2,394,384
7,400	O'REILLY AUTOMOTIVE INC	Common Stock	2,060,234
35,400	PAYPAL HOLDINGS INC	Common Stock	1,397,238
800	PENTAIR PLC	Common Stock	44,856
9,400	PHILIP MORRIS INTERNATIONAL IN	Common Stock	869,782
5,890	PRICELINE GROUP INC/THE	Common Stock	8,635,093
800	RAYTHEON CO	Common Stock	114,186
12,790	RED HAT INC	Common Stock	891,463
200	REGENERON PHARMACEUTICALS INC	Common Stock	73,418
1,100	ROCKWELL COLLINS INC	Common Stock	102,036
3,100	ROPER TECHNOLOGIES INC	Common Stock	567,548
22,600	ROSS STORES INC	Common Stock	1,482,560
9,300	ROYAL CARIBBEAN CRUISES LTD	Common Stock	767,196
2,700	S&P GLOBAL INC	Common Stock	290,358
44,800	SALESFORCE.COM INC	Common Stock	3,067,008
24,400	SERVICENOW INC	Common Stock	1,813,896
500	SHERWIN-WILLIAMS CO/THE	Common Stock	134,370
5,852	SHIRE PLC	Common Stock	997,064
11,100	STARBUCKS CORP	Common Stock	616,272
22,200	STATE STREET CORP	Common Stock	1,733,820
19,600	STRYKER CORP	Common Stock	2,356,606
61,500	TD AMERITRADE HOLDING CORP	Common Stock	2,681,400
129,300	TENCENT HOLDINGS LTD	Common Stock	3,131,646
6,341	TESLA INC	Common Stock	1,355,008
9,900	TEXTRON INC	Common Stock	480,926
16,590	THERMO FISHER SCIENTIFIC INC	Common Stock	2,343,563
3,400	TIME WARNER INC	Common Stock	328,202
6,400	TRACTOR SUPPLY CO	Common Stock	485,184
200	UNION PACIFIC CORP	Common Stock	20,736
17,500	UNITED CONTINENTAL HOLDINGS IN	Common Stock	1,275,400
28,400	UNITEDHEALTH GROUP INC	Common Stock	4,545,136
800	US BANCORP	Common Stock	41,320
14,000	VERTEX PHARMACEUTICALS INC	Common Stock	1,031,380
75,000	VISA INC	Common Stock	5,851,500
800	WABTEC CORP/DE	Common Stock	66,416
28,700	WALGREENS BOOTS ALLIANCE INC	Common Stock	2,375,206
1,100	WALT DISNEY CO/THE	Common Stock	115,500
4,200	WILLIS TOWERS WATSON PLC	Common Stock	515,592
6,300	WORKDAY INC	Common Stock	416,367
13,500	YUM! BRANDS INC	Common Stock	854,955
14,500	ZOETIS INC	Common Stock	776,185
			$202,815,746

1,666,789	*EB Temporary Investment Fund II	Common Collective Trust Fund	1,667,590

	9,611,203	*EB Temporary Investment Fund II	Common Collective Trust Fund	9,615,562

	1,301,680	EB DL NON SL LARGE CAP GROWTH	Common Collective Trust Fund	$197,985,458

		Large Cap Growth Fund Subtotal		$605,417,408

Omnicare Plans		Vanguard, Schwab	Separately Managed Fund
	101,720,618	Vanguard Institutional Index	Mutual Fund	$101,720,618
	21,830,460	Vanguard Short Term Treas Adm	Mutual Fund	21,830,460
	75,757,778	Vanguard Wellington N Admiral	Mutual Fund	75,757,778
	50,795,876	Black Rock Equity Dividend	Mutual Fund	50,795,876
	5,108,725	Black Rock Inflation Prot Bd Instl	Mutual Fund	5,108,725
	38,845,384	American Funds - EuroPacific Growth	Mutual Fund	38,845,384
	15,391,397	Fidelity Contra Fund	Mutual Fund	15,391,397
	42,382,079	Lord Abbett Value Opport	Mutual Fund	42,382,079
	26,246,185	Pimco Total Return	Mutual Fund	26,246,185
	11,339,134	Vanguard Sm Cap Index Instl	Mutual Fund	11,339,134
				389,417,636

	1,846,906	Schwab Managed Ret 2010 CL	Common Collective Trust Fund	1,846,906
	4,766,500	Schwab Managed Ret 2015 CL	Common Collective Trust Fund	4,766,500
	11,561,939	Schwab Managed Ret 2020 CL	Common Collective Trust Fund	11,561,939
	18,320,738	Schwab Managed Ret 2025 CL	Common Collective Trust Fund	18,320,738
	15,608,398	Schwab Managed Ret 2030 CL	Common Collective Trust Fund	15,608,398
	15,783,925	Schwab Managed Ret 2035 CL	Common Collective Trust Fund	15,783,925
	9,584,225	Schwab Managed Ret 2040 CL	Common Collective Trust Fund	9,584,225
	6,754,498	Schwab Managed Ret 2045 CL	Common Collective Trust Fund	6,754,498
	5,527,809	Schwab Managed Ret 2050 CL	Common Collective Trust Fund	5,527,809
	2,547,504	Federated Cap Preserve	Common Collective Trust Fund	2,547,504
				92,302,442

	8,974,019	Schwab Value Adv Inst Prime	Schwab Value Adv Inst Prime	8,974,020

		Self -Directed Brokerage Acct		7,595,808

		Notes receivable from participants (Omnicare)	Prime rate as of the month end prior to loan request date plus 1%	5,520,481

		Omnicare Assets Transferred In		$503,810,387

		Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$201,073,952

		Total Assets Held in the Plan		$9,428,593,570

*Party-in-interest

**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where Current Value represents contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Date: June 27, 2017	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP